UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 29884 / December 14, 2011

_____

In the Matter of   :
                                                           :
SEI INVESTMENTS MANAGEMENT CORPORATION   :
SEI INVESTMENTS DISTRIBUTION CO.   :
SEI ASSET ALLOCATION TRUST   :
SEI DAILY INCOME TRUST   :
SEI INSTITUTIONAL INTERNATIONAL TRUST   :
SEI INSTITUTIONAL INVESTMENTS TRUST   :
SEI INSTITUTIONAL MANAGED TRUST   :
SEI LIQUID ASSET TRUST   :
SEI TAX EXEMPT TRUST   :
SEI ALPHA STRATEGY PORTFOLIOS, LP   :
ADVISER MANAGED TRUST   :
                                                           :
One Freedom Valley Drive   :
Oaks, PA 19456   :
                                                           :
 (812-13929)   :
_____ :

ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940
GRANTING AN EXEMPTION FROM RULE 12d1-2(a) UNDER THE ACT

SEI Investments Management Corporation, SEI Investments Distribution Co., SEI Asset
Allocation Trust, SEI Daily Income Trust, SEI Institutional International Trust, SEI
Institutional Investments Trust, SEI Institutional Managed Trust, SEI Liquid Asset Trust,
SEI Tax Exempt Trust, SEI Alpha Strategy Portfolios, LP, and Adviser Managed Trust
filed an application on July 27, 2011, requesting an order under section 6(c) of the
Investment Company Act of 1940 ("Act") granting an exemption from rule 12d1-2(a)
under the Act. The order would permit open-end management investment companies
relying on rule 12d1-2 under the Act to invest in certain financial instruments.

On November 18, 2011, a notice of the filing of the application was issued (Investment
Company Act Release No. 29866). The notice gave interested persons an opportunity to
request a hearing and stated that an order granting the application would be issued unless
a hearing was ordered. No request for a hearing has been filed, and the Commission has
not ordered a hearing.

The matter has been considered, and it is found, on the basis of the information set forth in the application that granting the requested exemption is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

Accordingly,

IT IS ORDERED, that the exemption under section 6(c) of the Act from rule 12d1-2(a) under the Act requested by SEI Investments Management Corporation, SEI Investments Distribution Co., SEI Asset Allocation Trust, SEI Daily Income Trust, SEI Institutional International Trust, SEI Institutional Investments Trust, SEI Institutional Managed Trust, SEI Liquid Asset Trust, SEI Tax Exempt Trust, SEI Alpha Strategy Portfolios, LP, and Adviser Managed Trust (File No. 812-13929) is granted, effective immediately, subject to the condition contained in the application.

For the Commission, by the Division of Investment Management, under delegated authority.

Kevin O'Neill
Deputy Secretary